Exhibit 4.13

Loan Agreement

Party A (Lender): Wenquan Zhu

ID Number: *

Party B (Borrower): Guangdong Dashuyun Investment Holding Group Co., Ltd.

Unified Social Credit Code: 91440300MA5G8DL89B

Both parties, after equal and voluntary consultation, have entered into this agreement in accordance with the Civil Code of the People’s Republic of China and other relevant laws and regulations, regarding the loan provided by Party A to Party B, to be jointly observed by both parties.

Article 1. Purpose of the Loan

Party B is borrowing funds from Party A for the purpose of company capital turnover.

Article 2. Loan Amount

From May 1, 2024 to August 31, 2024, Party B borrows from Party A a total amount of RMB ¥22,500,000.00 (in words: RMB Twenty-Two Million Five Hundred Thousand Yuan Only).

Article 3. Loan Term

The loan term shall be three (3) years, from May 1, 2024 to April 29, 2027 (inclusive; less than one day shall be counted as one day). The funds provided by Party A or by a third party designated by Party A to the account designated by Party B shall all be deemed as loans provided by Party A to Party B. If the actual disbursement date of the loan is inconsistent with the start date specified herein, the start date shall be the actual date of disbursement, and the loan term shall be extended accordingly.

Article 4. Loan Interest Rate

During the loan term, the interest shall be calculated at an annual rate of 6.5%.

If Party B fails to repay the principal and interest upon maturity, the total amount of principal and accrued interest shall be deemed as the new principal, and compound interest shall continue to accrue at the same rate until full repayment by Party B.

Article 5. Party B’s Receiving Account

•	Account Name: Guangdong Dashuyun Investment Holding Group Co., Ltd.

•	Bank: Zheshang Bank Co., Ltd., Shenzhen Central District Branch

•	Account Number: *

Article 6. Repayment Method

The loan shall be repaid in the form of interest payments first and principal repayment at maturity.

Party B shall pay interest to Party A monthly/annually from the date of signing this agreement until its termination.

Seven (7) days prior to the loan’s maturity, Party A shall notify Party B to prepare funds for repayment.

Upon the loan’s maturity, Party B shall repay the entire principal and remaining interest to Party A in a lump sum according to the agreed method. Party A shall issue a receipt/invoice to Party B, and Party B shall retain the repayment receipt for record.

Article 8. Dispute Resolution

Any disputes arising during the performance of this agreement shall be settled through negotiation between the parties or mediation by a third party. If negotiation or mediation fails, either party may file a lawsuit with the People’s Court at Party A’s place of residence.

Article 9. Miscellaneous

This agreement shall become effective upon signature by both parties and disbursement of the loan by Party A to Party B. Neither party may unilaterally amend this agreement without the other party’s consent.

This agreement is made in two (2) copies, with each party holding one (1) copy, both having equal legal effect.

(Signature below)

Party A (Lender):	/s/ Wenquan Zhu

Party B (Borrower): Guangdong Dashuyun Investment Holding Group Co., Ltd. (Company seal)

Date: May 1, 2024